SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 5

TO

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Pendrell Corporation

(Name of the Issuer and Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

70686R302

(CUSIP Number of Class of Securities)

Timothy M. Dozois

Corporate Counsel

Pendrell Corporation

2300 Carillon Point

Kirkland, WA 98033

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John Rafferty

Morrison & Foerster

425 Market Street

San Francisco, CA 94105-2482

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee (**)
$393,000	$45.55

(*)	Calculated solely for purposes of determining the filing fee. This amount assumes the fractionalization of approximately 60,000 shares of common stock that are then redeemed for $6.55 per share in cash.
(**)	The filing fee is calculated in accordance with Exchange Act Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45.55	Filing Party: Pendrell Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: April 14, 2017

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Pendrell Corporation, a Washington corporation (the “Company”) on November 1, 2017 to amend the prior Schedule 13E-3 filed on September 22, 2017 (the “Schedule 13E-3”), which described a proposed reverse stock split that will allow the Company to terminate the registration of shares of its Class A common stock, $0.01 par value per share (the “Class A Stock”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At the Company’s annual meeting of shareholders on June 14, 2017, the Company’s shareholders of record approved, subject to final action by the Company’s Board of Directors (our “Board”), an amendment to the Company’s Articles of Incorporation to effect a 1-for-100 reverse stock split of the Company’s common stock (the “Reverse Stock Split”), as a result of which each shareholder owning of record fewer than 100 shares of common stock before the Reverse Stock Split will have such shares cancelled and converted into the right to receive a cash payment equal to the greater of $6.55 per share (the “Floor Price”) or the average closing price of the Class A Stock for the twenty trading days preceding the effective date of the Reverse Stock Split (the “Pricing Window”) in lieu of receiving a fractional share. If the Reverse Stock Split occurs on November 30, 2017 as currently scheduled, the Pricing Window will begin on November 1, 2017.

On October 31, 2017, the Board clarified that the average trading price during the Pricing Window will be the weighted average of the closing prices of the Class A Stock on the twenty trading days preceding the Reverse Stock Split, determined by (i) multiplying each day’s reported closing price by the number of shares traded on NASDAQ during such day, (ii) summing the total of the daily multiples, and (iii) dividing by the total number of shares traded on NASDAQ during the Pricing Window. Also on October 31, 2017, the Board recognized that the current Floor Price is equal to the price paid by the Company to purchase Class A common stock from a significant shareholder in March 2017, and that the Company more recently purchased 200,000 shares of Class A common stock from another significant shareholder at a price of $6.73 per share. The Board therefore amended the terms of the Reverse Stock Split to increase the Floor Price from $6.55 per cancelled share to $6.73 per cancelled share.

Capitalized terms used and not otherwise defined in this Amendment No. 5 to Schedule 13E-3 have the meanings ascribed to such terms in the Schedule 13E-3. Information contained in (i) the Company’s amended definitive proxy statement filed on Schedule 14A filed on May 22, 2017, (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed by the Company on March 15, 2017, and (iii) the Company’s quarterly reports on Form 10-Q filed by the Company on April 28, 2017, July 28, 2017 and October 25, 2017 is incorporated into this Schedule 13E-3 by reference (the “Prior Filings”).

Item 1.	Summary

The information set forth in the Summary of Schedule 13E-3 is amended as follows:

On October 31, 2017, the Board clarified that the average trading price during the Pricing Window will be the weighted average of the twenty closing prices, determined by (i) multiplying each day’s reported closing price by the number of shares traded on NASDAQ during such day, (ii) summing the total of the daily multiples, and (iii) dividing by the total number of shares traded on NASDAQ during the Pricing Window. Also on October 31, 2017, the Board amended the terms of the Reverse Stock Split to increase the Floor Price from $6.55 per cancelled share to $6.73 per cancelled share.

Item 2.	Subject Company Information

(f)	Prior Stock Purchases. The information set forth in Item 2(f) of Schedule 13E-3 is amended as follows:

On October 3, 2017, the Company purchased 200,000 Shares from a sophisticated investor who is not affiliated with the Company in a private transaction for $6.73 per share.

Item 4.	Terms of Transaction

(a)	Material Terms. The information set forth in Section 4(a) of Schedule 13E-3 is amended as follows:

On October 31, 2017, the Board clarified that the average trading price during the Pricing Window will be the weighted average of the twenty closing prices, determined by (i) multiplying each day’s reported closing price by the number of shares traded on NASDAQ during such day, (ii) summing the total of the daily multiples, and (iii) dividing by the total number of shares traded on NASDAQ during the Pricing Window. Also on October 31, 2017, the Board amended the terms of the Reverse Stock Split to increase the Floor Price from $6.55 per cancelled share to $6.73 per cancelled share.

Item 8.	Fairness of the Transaction

(a)	Fairness. The information set forth in Item 8(a) of Schedule 13E-3 is amended as follows:

On October 31, 2017, the Board recognized that on October 3, 2017, the Company repurchased 200,000 shares of the Company’s outstanding common stock from a sophisticated unaffiliated seller in an arms’ length transaction at $6.73 per share. The Board reviewed the terms of the repurchase and determined that, in fairness to those holders whose shares will be fractionalized by the Reverse Stock Split, the Company should pay no less than $6.73 for fractionalized shares.

Item 13.	Financial Statements

(a)	Financial Information. The information set forth in Section 13(a) of Schedule 13E-3 is amended as follows:

The audited financial statements and unaudited interim financial statements in the Prior Filings are incorporated by reference into this amendment.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PENDRELL CORPORATION

Dated: November 1, 2017	By:	/s/ Timothy M. Dozois
Timothy M. Dozois
Corporate Counsel and Corporate Secretary